SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                           For the month of April 2005


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

     Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the "Registrant") is disclosing the following information:

     On or about April 22, 2005 the Registrant mailed its 2004 Annual Report to shareholders. Registrant is also distributing to holders of American Depositary Receipts representing Registrant's Ordinary shares (i) the agenda for Registrant's Ordinary General Meeting, (ii) a voting instruction card for ADR holders, (iii) the report of Registrant's Supervisory Board for 2004, (iv) certain additional information relating to Registrant's equity securities, Registrant's Directors and Senior Management and management compensation, including options (collectively, the "Supplemental Management information") and
(v) a Summary Annual Report to Shareholders. The information described in items
(i) through (iv) is being filed with this Report. Copies of Registrant's Summary Annual Report to Shareholders for 2004 and Registrant's complete Annual Report to Shareholders are being filed as a paper filing under cover of a separate Form 6-K pursuant to Regulation S-T Rule 101(b)(1). Registrant's Annual Report to Shareholders may also be accessed through Registrant's web site, www.fmc-ag.com.

Financial Statements, Pro Forma Financial Information and Exhibits.

a)   Financial Statements of Business Acquired
     Not applicable.

b)   Pro forma Financial Information
     Not applicable.

c)   Exhibits

     Exhibit 99.1 Agenda for Ordinary General Meeting to be held May 24, 2005 published on April 15, 2005 in the German electronic-Bundesanzeiger (Federal Gazette).

     Exhibit 99.2 Voting Instruction Card for holders of American Depositary Receipts representing the Registrant's Ordinary bearer shares.

     Exhibit 99.3 Agenda for Special Meeting of Preference Shareholders to be held May 24, 2005 published on April 15, 2005 in the German electronic-Bundesanzeiger (Federal Gazette).

     Exhibit 99.4 Voting Instruction Card for holders of American Depositary Receipts representing the Registrant's Preference shares.

     Exhibit 99.5 Report of the Registrant's Supervisory Board for the 2004 Financial Year.

     Exhibit 99.6     Supplemental Management Information for Registrant.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 15, 2005


                                     FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT

                                     By: /s/ DR. BEN LIPPS
                                         ---------------------------------------
                                         Name:  Dr. Ben Lipps
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board

                                     By: /s/ LAWRENCE A. ROSEN
                                         ---------------------------------------
                                         Name:  Lawrence A. Rosen
                                         Title: Chief Financial Officer

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